

Drew Brazier · 2nd    Mindcurrent

VP Product

Portland, Oregon · 500+ connections · **Contact info**

Experience

 **VP Product**
Mindcurrent
Jan 2019 – Present · 1 yr 2 mos
Portland, Oregon

Leadership Performance Consultant
361Leadership
Jan 2010 – Present · 10 yrs 2 mos
International

Senior Leadership 1:1 training and group development.
Manager and Director development training and coaching.
New Leader acceleration training.
Diverse companies consulted/coached: Tech, Engineering, Insurance, Various Agenc ...**see more**

 **Professional Speaker | Professional Speaker Coach**
Infinity Speaking
Sep 2008 – Present · 11 yrs 6 mos

Speaker on topics of human performance, leadership, transformation, and personal
development. Speak to audiences as large as 5,000 to smaller groups. Developed a speaking
process that other speakers are now being trained on, which focuses on creating gr
...**see more**

 **Investor**
Adventure Writers
Feb 2018 – Feb 2019 · 1 yr 1 mo

Travel and adventure are meant to create a story... one that impacts your life. The problem is
that there are many great travel and adventure companies out there that struggle to tell their
own story through their web copy and marketing campaigns. I formed an agency just for this
purpose! ...**see more**

Founder
Healthy Perspectives Magazine
Jan 2018 – Dec 2018 · 12 mos
United States

After years of blogging on many health topics, Dr. Drew founded an Online Magazine.
--> 15 experts, 6 countries, all different expertise.
--> One topic each week with 3 expert posts or videos.

Show 3 more experiences ∨

Education

Argosy University Denver
Doctorate of Psychology (PsyD), Clinical Psychology
2008 – 2012
Activities and Societies: President of Student Government Association.

Studied Clinical Psychology. Focused on Health Psychology as I completed my rotations at Community Health Centers.

Licenses & Certifications

Advanced/ Certified Brainspotter
Brainspotting
Issued Apr 2016 · No Expiration Date



Cogmed Coach
Cogmed Working Memory Training
Issued Jan 2016 · No Expiration Date



EMDR Level 2
EMDR Institute Inc
Issued May 2013 · No Expiration Date

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Volunteer Experience

Board Member
Rocky Mountain Brainspotting Institute
Jan 2015 – Jan 2016 · 1 yr 1 mo
Social Services

Served as treasurer. Focused on helping with pilot study to earn a grant that would allow services for free to those needing specialized treatment for trauma.
Helped in networking the therapy community.

Go Run Ultra Ambassador
Skechers Performance
Jan 2014 – Jan 2018 · 4 yrs 1 mo
Health

I run for Skechers Performance! I run multiple ultra marathons each year. The purpose is to inspire others to break through limitations and also create my own balance in life. I inspire children and adults to live a life full of vitality and health. I lead by my own journey!

Member
Rotary
Apr 2016 – Jan 2018 · 1 yr 10 mos
Education

Skills & Endorsements

Public Speaking · 29

Todd R. Tarbert and 28 connections have given endorsements for this skill

Psychotherapy · 82



Endorsed by **Paul Sigafus and 4 others who are highly skilled at this**

Endorsed by **2 of Drew's colleagues at COLORADO ASSESSMENT AND TREATMENT CENTER**

Family Therapy · 54



Endorsed by **Paul Sigafus, who is highly skilled at this**

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Recommendations

Received (5) Given (8)



Ben O'Brien
Shift Change™ at The Functional Man
October 10, 2018, Ben was a client of Drew's

Drew is a champion of creating simple actionable steps to achieve what you want for your life whether personal, professional or team-wide.



Tanner Hanks
"Elevating"Businesses through OmniTargeting, the only marketing that improves all other marketing | | Foodie
September 11, 2018, Tanner was a client of Drew's

I participated in and was incredibly impressed by Dr. Drew's Leadership Acsending group. It was obvious from day one that he cared not just about me as a client, but as a person and a friend. The thing that most impressed me with Drew is how much he focuses on clarity in your business. Which unfort... See more

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